SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2011
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly-Held Company
CNPJ/MF 02.558.115/0001 -21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS TOGETHER WITL THE FISCAL COUNCIL/AUDIT COMMITTEE MEETING
HELD ON OCTOBER 4, 2011

DATE, TIME AND PLACE: On October 4, 2011, at 6:30pm, at the head offices of TIM Participações S.A. (“Company”), located at Avenida das Américas, No. 3,434, 1st Block, 7th floor, part, Barra da Tijuca, in the City and State of Rio de Janeiro.

ATTENDANCE: The Board of Directors of the Company was gathered at the date, time and place above mentioned, with the presence of the totality of its members, Messrs. Manoel Horacio Francisco da Silva, Luca Luciani, Maílson Ferreira da Nóbrega, Adhemar Gabriel Bahadian, Andrea Mangoni, Stefano de Angelis, Oscar Cicchetti, Gabriele Galateri di Genola e Suniglia and Carmelo Furci, and also with the presence of the members of the Fiscal Council/Audit Committee of the Company (“FC”), namely, Messrs. Alberto Emmanuel Whitaker, Oswaldo Orsolin and Samuel de Paula Matos, either in person or by means of audio/video-conference,as provided in paragraph 2, article 25 of the Company’s By-laws. Justified absence of the FC members, Mr. Carlos Alberto Caser, who sent his vote in written, and Mr. Massao Fábio Oya. Also attended the meeting Mrs. Alessandra Catanante, General Secretary of the Board of Directors and the legal representatives of Banco Itaú BBA S.A., Banco Morgan Stanley S.A. and the law firms Lefosse Advogados and Veirano Advogados in order to provide any further clarification regarding the subject matter of the Agenda.

PRESIDING MEMBERS: Mr. Manoel Horacio Francisco da Silva – Chairman; and Mrs. Alessandra Catanante – General Secretary.

AGENDA: (i) At the FC Meeting: (1) to issue an opinion in connection with the pricing of the shares purpose of the primary public distribution offer of shares issued by the Company; (2) to issue an opinion regarding the Company’s capital increase, to be performed in connection with the public offering; and (3) other matters related to the agenda or even of general interest to the Company. (ii) At the Board of Directors Meeting: (1) resolve to set forth the pricing of the shares purpose of the primary public distribution offer of shares issued by the Company; (2) resolve to increase the Company’s corporate capital, to be performed in connection with the public offering; and (3) other matters related to the agenda or even of general interest to the Company.

RESOLUTIONS: After review and discussion of the matters included in the Agenda, the attending Members resolved to:

(i) At the FC Meeting: (1) the FC, as per its legal and statutory duties, analyzed and discussed the matters of the Agenda, as per the clarifications rendered by the management of the Company and the material made available on the matter which is filed at the Company’s head offices. After analysis and discussion, the attending members of the FC unanimously and with no restrictions issued a favorable opinion to the (1) pricing of the shares purpose of the primary public distribution offer of shares issued by the Company; (2) capital increase of the Company due to the public offering; and (3) In view of items (1) and (2) above, issue the respective opinion attached to these minutes.

(ii) At the Board of Directors Meeting: after analysis and discussion of the matters included in the Agenda, the members of the Board of Directors unanimously and with no restrictions resolved to: (1) Approve the issuance price of the shares under the Public Offering, which was fixed at R$ 8.60 (eight Reais and sixty cents) per share (“Price per Share”), after (a) the completion of the investments intentions collection procedure from institutional investors by the coordinators of the Brazilian offering and by the coordinators of the international offering (“Bookbuilding Procedure”), in accordance with the provisions of article 44 of the Brazilian Securities and Exchange Commission (“CVM”) Instruction No. 400, as of December 29, 2003, as amended; and (b) the consummation of the reservation requests of the retail offer and of the reservation requests of the priority offer, pursuant to article 21 of referred Instruction. In accordance with article 170, paragraph 1, item III of the Corporations Law, the choice of criteria for determining the Price per Share is justified by the fact that the Price per Share shall not promote unjustified dilution of the Company’s shareholders and the shares shall be distributed by means of a Public Offering, in which the market value of the shares shall be determined having as a parameter the price of the ordinary shares issued by the Company in BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”), the price of American Depositary Shares, represented by American Depositary Receipts in the New York Stock Exchange and the results of the Bookbuilding Procedure; (2) to approve the corporate capital increase, within the authorized capital limit set forth in the Company’s Bylaws, with priority subscription for the Company’s shareholders who held shares at the end of the September 15, 2011, according to the priority offer, and with the exclusion of the preemptive right of the shareholders of the Company, pursuant to article 172 of the Corporations Law and according to article 7 of the Company’s Bylaws, by means of the public subscription of 190,796,858 (one hundred and ninety million, seven hundred and ninety-six thousand, eight hundred and fifty-eight) common shares, registered, book-entry and with no par value. Referred shares shall be paid in national currency until the 10th and 11th of October, 2011, as applicable, under the terms of the documents of the Public Offering, by the Price per Share, as approved herein by this Board of Directors, with regards to the Public Offering and, therefore, the corporate capital shall be increased from R$8,164,664,628.66 (eight billion, one hundred and sixty-four million, six hundred and sixty-four thousand, six hundred twenty-eight reais and sixty-six cents), divided into 2,217,374,279 (two billion, two hundred and seventeen million, three hundred and seventy four thousand, two hundred and seventy-nine) common, registered, book-entry and with no par value shares, to R$9,805,517,607.46 (nine billion, eight hundred and five million, five hundred and seventeen thousand, six hundred and seven reais and forty-six cents), divided into 2.408.171.137 (two billion, four hundred and eight million, one hundred and seventy-one thousand, one hundred and thirty-seven) common, registered, book-entry and with no par value shares, which shall have identical characteristics to already existing shares, being entitled to the same rights granted to such existing shares; (3) With regards to the other matters related to the agenda, the Board of Directors’ members decide to (c) authorize the members of the Board of Officers of the Company to, individually, perform any and any and all acts necessary for the capital increase mentioned above in connection with the Public Offering, including the execution of any and all necessary documents; (d) approve the Final Prospectus of the Public Offering and its attachments, as registered with CVM, and other final documents of the Public Offering.

CLOSING: With no further matters to discuss, the meeting was adjourned and these minutes drafted as summary, read, approved and signed by all the attending Members. Directors: Messrs. Manoel Horacio Francisco da Silva, Luca Luciani, Maílson Ferreira da Nóbrega, Adhemar Gabriel Bahadian, Andrea Mangoni, Stefano de Angelis, Oscar Cicchetti, Gabriele Galateri di Genola e Suniglia and Carmelo Furci. Fiscal Council Members: Alberto Emmanuel Whitaker, Carlos Alberto Caser, Oswaldo Orsolin and Samuel de Paula Matos.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective book.

Rio de Janeiro (RJ), October 04, 2011.

ALESSANDRA CATANANTE
General Secretary of the Board of Directors

TIM PARTICIPAÇÕES S.A.

Publicly-Held Company
CNPJ/MF 02.558.115/0001-21

NIRE 33.300.276.963

FISCAL COUNCIL OPINION

The Fiscal Council of TIM Participações S.A. (“Company”), as per its duties set forth in Article 166, item II, paragraph 2 of Law No. 6,404, of December 15, 1976, as amended, as well as per its other legal and statutory duties, analyzed the Company’s proposal related to its corporate capital increase in the amount of R$1,640,852,978.80 (one billion, six hundred and forty million, eight hundred and fifty-two thousand, nine hundred and seventy-eight Reais and eighty cents), by means of the public subscription of 190,796,858 (one hundred and ninety million, seven hundred and ninety-six thousand, eight hundred and fifty-eight) common, registered, book-entry and with no par value shares at the issuance price of R$8.60 (eight reais and sixty cents) per share, to be paid-in in national currency until the 10th and 11th of October, 2011, as applicable, pursuant to the provisions of Public Offering documents, within the authorized capital limit. Based on the analyzed documents and on the clarifications given by the Company’s Administration, the undersigned members of the Fiscal Council issued their favorable opinion to the above mentioned proposal, as per the provisions of the Internal Policy of this Board.

Rio de Janeiro (RJ), October 4, 2011.

ALBERTO EMMANUEL WHITAKER	SAMUEL DE PAULA MATOS
CARLOS ALBERTO CASER	OSWALDO ORSOLIN

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: October 05, 2011	By:	/s/ Claudio Zezza

Name: Claudio Zezza
Title: CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.